SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE 29.3.0001633-1

MATERIAL FACT

São Paulo, February 10, 2026 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), under the provisions of CVM Resolution No. 44, of August 23, 2021 and CVM Resolution No. 80, of March 29, 2022 (“CVM Resolution No. 80/22”), informs its shareholders and the market in general that its Board of Directors, at a meeting held today, approved a new shares buyback program of the Company (“February/2026 Program”) with the following terms and conditions:

(a) Program Purpose: Maximize the value creation for shareholders by allowing the Company to allocate capital efficiently, considering the potential profitability of its shares, in order to provide greater future returns for its shareholders. Additionally, the buyback signals to the market the management's confidence in the Company's performance.

(b) Number of free float shares. The Company has on the present date: (a) 612,918,471 free float shares, according to the definition set forth in Article 67 of CVM Resolution No. 80/22; and (b) 28,020,765 shares of its own issuance held in treasury, representing approximately 4.6% of the total free float shares.

(c) Number of shares that may be acquired. The Company may acquire, within the scope of the February/2026 Program, up to 40,000,000 common shares of its own issue, always respecting the limit of shares held in treasury, in accordance with Article 9 of CVM Resolution No. 77 of Marh 29, 2022 (“Resolution CVM No. 77/22”). The total of shares covered in the February/2026 Program represents, approximately, 6.5% of the current total free float shares on the present date.

(d) Final Term. The final term to carry out the acquisition of shares under the February/2026 Program is eighteen (18) months from its date of approval by the Board of Directors (i.e., February 10, 2026), and therefore, such term will expire on August 10, 2027 (inclusive).

(e) Price and form of acquisition. The shares acquisition will be carried out at the stock exchange market of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), at market prices, at the Company’s convenience, in view of its shares’ quotation value, respecting the limits provided in the February/2026 Program and applicable regulation.

(f) Resources. The shares acquisition will be carried out using: (a) the balances of the available profit and capital reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Article 8 CVM Resolution No. 77/22; and (b) the realized profit for the current year, excluding the allocations to the formation of the reserves specified in item I of paragraph 1 of Section 8 of said Resolution, as determined in the Financial Statements for the period ended on December 31, 2025.

(g) Intermediary Financial Institutions. The acquisition of the shares encompassed in the February/2026 Program will be intermediated by the following brokerage firms: (a) XP Investimentos CCTVM S.A.; (b) Morgan Stanley CTVM S.A.; (c) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.; (d) J. P. Morgan CCVM S.A.; (e) Goldman Sachs do Brasil Corretora de Títulos e Valores Mobiliários S.A.; and (f) Bradesco S.A. CTVM.

(h) Additional information. In the opinion of the Company’s Board of Directors, Suzano’s financial situation is compatible with the acquisition of shares within the scope of the February/2026 Program, and no impact is expected on: (a) the fulfillment of obligations assumed by the Company with creditors; and (b) the payment of mandatory dividends, fixed or minimum, in view of the Company’s liquidity situation and cash generation.

The minutes of the Board of Directors Meeting that approved the February/2026 Program containing all the information required by Annex G of CVM Resolution No. 80/22, are available on the websites of the Brazilian Securities and Exchange Commission (cvm.gov.br), of B3 (b3.com.br) and of the Company’s investor relations.

São Paulo, February 10, 2026.

Marcos Moreno Chagas Assumpção
Executive Vice-President of Finance and Investor Relations